UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number:  001-42505

Huachen AI Parking Management Technology Holding Co., Ltd

No. 6395 Hutai Road

Baoshan District, Shanghai, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In connection with a meeting of holders of class A ordinary shares and an extraordinary general meeting of shareholders of Huachen AI Parking Management Technology Holding Co., Ltd (the “Company”), attached hereto and incorporated by reference herein are Notice of Meetings of Shareholders and Proxy Statement and Form of Proxy Card.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Meetings of Shareholders and Proxy Statement
99.2	Form of Proxy Card for Class A Meeting
99.3	Form of Proxy Card for EGM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Huachen AI Parking Management Technology Holding Co., Ltd
Date: July 24, 2026	By:	/s/ Bin Lu
	Name:	Bin Lu
	Title:	Chief Executive Officer

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